SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

ASPEN INSURANCE HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Bermuda	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

141 Front Street, Hamilton HM 19 Bermuda

(Address of principal executive offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Series A Junior Participating Preference Shares	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.	Description of Securities To Be Registered.

On April 17, 2014, the Board of Directors of Aspen Insurance Holdings Limited (the “Company”), a Bermuda corporation, resolved to issue one preferred share purchase right (a “Right”) for each outstanding ordinary share, par value 0.15144558¢ per share, and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of April 17, 2014 (the “Rights Agreement”), by and between the Company and Computershare Inc., as rights agent. The dividend is payable on April 28, 2014 to the shareholders of record on such date (the “Record Date”).

The Rights Agreement expires on April 16, 2015, and the Board of Directors may terminate the Rights Agreement at any time if it no longer believes that the Rights Agreement is in the best interests of the Company and its shareholders.

In general terms, it works by imposing a significant penalty upon any person or group that acquires 10% or more of the outstanding ordinary shares of the Company (15% in the case of passive institutional investors) without the approval of the Board of Directors.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the ordinary shares of the Company. New Rights will accompany any new ordinary shares that the Company issues after the Record Date until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preference Shares (a “Preference Share”) for $160 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preference Share will give the shareholder approximately the same dividend and liquidation rights as would one ordinary share. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 business days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding ordinary shares of the Company (or 15% in the case of passive institutional investors that are entitled to report ownership of Company ordinary shares on Schedule 13G (a “13G Investor”)).

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying ordinary shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934 — are treated as beneficial ownership of the number of shares of the Company’s ordinary shares equivalent to the economic exposure created by the derivative position, to the extent actual ordinary shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the certificates representing ordinary shares of the Company will also evidence the Rights, and any transfer of ordinary shares of the Company will constitute a transfer of the Rights. After that date, the Rights will separate from the ordinary shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of ordinary shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

The Board of Directors may reduce the threshold at which a 13G Investor becomes an Acquiring Person from 15% to not less than 10% of the outstanding ordinary shares.

Flip In. If a person or group becomes an Acquiring Person, each holder of Rights, except the Acquiring Person, may purchase ordinary shares of the Company having a value equal to two times the Exercise Price of the Right.

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, each holder of Rights, except the Acquiring Person, may purchase ordinary shares of the Company having a value equal to two times the Exercise Price of the Right.

Expiration. Unless earlier exchanged or redeemed, the Rights will expire on April 16, 2015.

Redemption. The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividend of its ordinary shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding ordinary shares of the Company, the Board may extinguish the Rights by exchanging one ordinary share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preference Shares, the number of Preference Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preference Shares or ordinary shares.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights, subject to certain limitations.

The Rights Agreement, together with the exhibits thereto, is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

4.1	Rights Agreement, dated as of April 17, 2014, between Aspen Insurance Holdings Limited and Computershare Inc., which includes the form of Certificate of Designations as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to Aspen Insurance Holdings Limited’s Form 8-K filed on April 17, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 17, 2014

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ John Worth
Name:	John Worth
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

4.1	Rights Agreement, dated as of April 17, 2014, between Aspen Insurance Holdings Limited and Computershare Inc., which includes the form of Certificate of Designations as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to Aspen Insurance Holdings Limited’s Form 8-K filed on April 17, 2014).